September 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph McCann
Ms. Irene Paik
Mr. Jim Rosenberg
Ms. Sasha Parikh

Re:	Nightstar Therapeutics plc
Registration Statement on Form F-1
File No. 333-220289
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Nightstar Therapeutics plc (the “Company”) that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-220289) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on September 27, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected approximately the following distribution of the Company’s preliminary prospectus dated September 15, 2017, between September 15, 2017 and the date hereof:

1,257 copies to institutions;

200 copies to prospective underwriters; and

76 copies to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC LEERINK PARTNERS LLC BMO CAPITAL MARKETS CORP. By: JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Title:	Matthew Kim Managing Director

By: LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: Title:	John I. Fitzgerald, Esq. Managing Director

By: BMO CAPITAL MARKETS CORP.

By:	/s/ Lori Begley
Name: Title:	Lori Begley Managing Director

[Signature Page to Acceleration Request]